Mail Stop 3-5

      February 8, 2005

By U.S. Mail and Facsimile

John R. Murphy
Chief Financial Officer
Accuride Corporation
7140 Office Circle
Evansville, Indiana  47715

Re:	Accuride Corporation
	Form S-1 filed January 10, 2005
	File No. 333-121944

Dear Mr. Murphy:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note from your discussion of the various components of the transactions and offering that you intend to affect a stock split immediately prior to the consummation of this offering. Please give retroactive effect to this split throughout your document. Refer to the guidance in SAB Topic 4C.
2. Please provide us with any artwork you intend to use prior to printing the red herrings. The artwork you present on the inside front cover of the prospectus should provide clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose or language that strays beyond a limited scope will not be appropriate inside the front cover. Refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.
3. Please update your prospectus to provide accurate disclosure as of the most recent practicable date. For example, we have reviewed press reports dated January 31, 2005, indicating that on that date you completed the TTI acquisition and related $950 million of refinancing transactions.
4. We note that you plan a split of your common stock immediately prior to the consummation of the offering but before the sale of shares of your common stock in the offering. On a supplemental basis, please tell us your present plans with regard to the split and explain to us the underlying business purpose, including whether and how it relates to the TTI merger.
5. We note that you completed the Accuride and TTI merger in January
2005. On a supplemental basis, please describe the exemption from registration on which you relied to issue Accuride stock to TTI stockholders as a result of the merger. Also, please provide us with your analysis as to why the issuance of common stock to Technologies
Industries shareholders should not be integrated with the public common stock offering. Refer to the SEC no-action letter Black Box
(avail. June 26, 1990).
6. Please confirm your intention to file the employment agreements with Messrs. Weller and Cirar as material contract exhibits. Although these agreements are referenced as exhibits in the merger agreement filed in the December 30, 2004 Form 8-K, they do not appear to be included.
7. Please update your filing as required by Rule 3-12 of Regulation
S-X.
8. Updated accountants consents should be included in any amendment to the filing.

Table of Contents
9. Please move the two sections after the table of contents to appear in the summary section, or after the summary section. Generally there should be no disclosure between the table of contents and the summary.

Prospectus Summary, page 1
10. Please delete the disclaimer language in the first paragraph that the summary is "qualified in its entirety by..." because the summary by its nature should not include such detailed financial information.
The summary should instead include a concise depiction of the overall financial condition of the company.
11. It appears that the summary merely repeats, at length, information that appears later in the filing. Please revise for brevity and balance. We note, for instance, no discussion of the company`s substantial level of indebtedness. To balance disclosure, please provide disclosure regarding your debt ratio, for example.

Our Company, page 1
12. In the fourth sentence of the first paragraph, please clarify the
"major product categories" in which you state you have the number one or number two market positions. Are you referring to the products listed in the table on page 2, or in the list on page 4, or some other category of products? Please make corresponding changes to the
Business section on page 69 as well.

Our competitive strengths, page 4
13. On a supplemental basis, please tell us the criteria and framework underlying the "internal market data" you appear to utilize in referring to your market position.

Our Strategy, page 6
14. To the extent you discuss your strategy in the summary section, please revise disclosure to include a discussion of the risks associated with the implementation of your business strategy.

Corporate Information, page 7
Our Sponsors, page 7
15. Please delete this section from the summary and move it to the selling stockholders section and/or the business section. Please also revise to focus the disclosure regarding KKR and Trimaran on the information that is relevant to this offering and the combined company going forward, such as the management services agreement with each entity and the ownership stake each entity has in the combined company.


Summary Historical and Pro Forma Consolidated Financial and Other
Data, page 11

(d) Interest Income (Expense), net, page 11
16. Please revise your description of the gain taken on the note repurchase in 2000 to remove any reference to this gain as "extraordinary." Refer to the guidance in paragraph A4 of SFAS
145.

(c) Cost of Sales and Gross Profit, page 11
17. Supplementally tell us whether the $2.2 million included in cost of sales for costs associated with fire damage and resulting business interruption is gross or net of insurance proceeds. If you have included insurance proceeds in this amount, please also tell us whether these have been received. We may have further comment on your response.

(i) EBITDA Reconciliation, page 12
18. Please revise your presentation to also include the Net Income to
EBITDA reconciliation for the Pro Forma amounts presented in tabular form for the latest year and interim period, as EBITDA on a pro forma basis for these periods has been presented on page 11. This reconciliation should be similar to the reconciliation presented on page 43.

(j) Unusual Items affecting Net Income, page 12
19. We note on page 11, footnote (c), that $0.9 million of costs associated with a reduction in employee workforce were included in 2002, but that footnote (1) to explanation (j) cites the amount as $1.2 million. Please explain this difference or revise your footnote
(1) to explanation (j) for consistency with your explanation (c) on page 11.
20. Supplementally explain to us what items comprise the $2.1 million of "other non-recurring items" described in footnote (5) to explanation (j).

(f) EBITDA Reconciliation, page 15
21. Please revise your reconciliation to exclude the adjustment for
Loss on Debt Extinguishment as this item does not appear to be a non-recurring item. Refer to the guidance in FR 65.


Risk Factors, page 17
General
22. Please consider adding a risk factor alerting shareholders to the terms of the severance of agreements with members of senior management. For example, it appears that some agreements provide for severance benefits equal to 300% of the employee`s salary at termination plus 300% of the greater of annualized incentive compensation and the average compensation award over the three years prior to termination. To the extent material, you should quantify the potential costs associated with these agreements and what impact such costs would have on your financial condition.

As a result of the TTI merger, we will be a substantially larger and broader organization..., page 20
23. Please revise to include other details of the merger, such as the number of employees that each of TTI and Accuride are contributing to the combined 4,700 employees resulting from the merger, and whether that number includes any layoffs planned in connection with the merger.

We face exposure to foreign exchange rate fluctuations..., page 20
24. You should briefly outline your hedging strategy and provide a cross-reference to the more detailed discussion in the MD&A section.
Also discuss whether either business has ever experienced a significant change in exchange rates, and what impact that had on the company`s expenses for that fiscal period(s).

We might fail to adequately protect our intellectual property..., page 23
25. To the extent material, briefly discuss the pending or future trademark, copyright and patent applications on which you rely and/or include a cross-reference to a more detailed discussion later in the document. Also discuss whether you have had litigation on these matters in the past.

Litigation against us could be costly..., page 23
26. Please provide information regarding either company`s experience with litigation in the past, if any, so that investors can better appreciate the magnitude of the risk.

If we fail to retain our executive officers, page 23
27. Please include additional detail in order to make the discussion more meaningful. For example, disclose how many years each of the executive officers and key employees have been with TTI and Accuride, and whether they have employment contracts with the company.

Other Risks Related to Our Business, page 24
We will incur increased costs, page 29
28. To the extent practicable and material, please quantify the anticipated costs and expenses you expect to incur as a result of being a public company. Also consider mentioning that both TTI and
Accuride were public companies for several years in the recent past.

TTI Merger, page 31
29. We note that certain holders of TTI common and preferred stock will receive cash in exchange for their interest in TTI prior to the closing of the merger transaction. Supplementally tell us the amount of consideration these preferred stockholders will receive and the carrying amount (liquidation preference) of the preferred stock to be redeemed. Also, please revise the subsequent event footnote on page
F-69 and in your pro forma explanations to reflect the amount paid in cash.

Use of Proceeds, page 32
30. Please confirm that you will calculate the Use of Proceeds table using the midpoint of the price range when that information becomes available.
31. Please specify the amount of indebtedness to be repaid as well as any prepayment penalty in your description of Use of Proceeds.
Similar revisions should be made throughout your filing.

Dilution, page 34
32. Please supplementally provide us with your computation of net tangible book value as of September 20, 2004. Reconcile the information in your schedule to the numerical information in your financial statements. We may have further comments upon review of your response.

Notes to the Unaudited Pro Forma Consolidated Financial
Statements,
page 40

Note 1: Pro Forma Adjustments, page 40

(a) TTI Merger Asset Allocation page 40
33. We note that you have assigned an indefinite life to the trade names intangible asset acquired in the TTI transaction. Please supplementally explain to us why you believe assigning this asset an indefinite life is appropriate. Please also revise your disclosure to indicate the lives of the designated finite-lived intangible assets listed in the purchase price allocation, explanation (a).
34. Revise your disclosures to clearly explain how the $90 million purchase price was derived. Explain your significant assumptions.
35. Refer to page 8 of the filing. You state that you expect to pay approximately $32 million of transaction fees and expenses. Supplementally reconcile this balance to the information in the pro forma financial statements.
36. We note that you have included adjustments eliminating deferred financing costs of $9.278 million (a(vii)) and increasing the fair value of long term debt by $7 million for a prepayment penalty (a(xii)). We also note from the disclosure in Note 6 of TTI`s financial statements, page F-53, that, upon the occurrence of a change in control, TTI will be required to offer to repurchase the "new notes" at a price equal to 101% of the principal amount thereof, plus accrued interest. It appears that a portion of the above-referenced adjustments is due to the change-in-control stipulations of the "new notes." Please explain to us and revise your explanations a(vii) and a(xii) to indicate the purposes for, and corresponding amounts of, the components of these adjustments. As a related matter, if you are eliminating $9.278 of deferred financing costs from your pro forma balance sheet, how has the related amortization expense been considered in the pro forma income statement?
37. You state on page 58 that the offering is likely to result in an
"ownership change" of Accuride. Please explain whether and how this ownership change has been reflected in your pro forma financial statements.

(c) Acquisition Income Statement Adjustments, page 41
38. Please revise all adjustments presented to include enough detail to allow the reader of the document to recalculate each adjustment presented. Explanations included in (d) should be similarly revised.

Note 2: Earnings Per Share, page 42
39. Please revise your disclosure to include a reconciliation of the shares used in your historical financial statements, to the shares used to calculate pro forma earnings per share. Your computation should be transparent to investors.


Note 3: Management Services Agreement, page 42
40. Supplementally tell us if the management services agreement described will be commenced in connection with the TTI merger. In this regard, it appears that the annual fees should be reflected in your pro forma income statement. Please revise or advise.

Management`s Discussion and Analysis, page 48
Results of Operations, pages 50
41. We note that Accuride and TTI each assess surcharges to cover a portion of the increase in material costs for production. In your discussions of sales and cost of sales, please disclose the dollar amount of the surcharges recorded in each period for which an income statement has been presented. Please also provide this disclosure in a footnote to each set of historical financial statements.

Liquidity and Capital Resources, page 56
42. Please explain how you plan to fund the approximately $50 million required for capital expenditures in 2005.
43. We note that you have appropriately included disclosures on a pro forma basis so that investors can easily assess your obligations, commitments and risks upon consummation of the transactions. However, we would also generally expect to see disclosures regarding contractual obligations and commercial commitments and those relating to market risk for Accuride on a historical basis as well, pursuant to the requirements of Item 303 of Regulation S-K. Please expand your presentation to also include these disclosures prior to the Pro
Forma section of MD&A.
44. We note, from page 18, that you sometimes enter into high volume purchase contracts with third parties with terms of one to three years. If any of these contracts contain minimum purchase requirements, please supplementally describe and quantify them. Are these contracts included in the table on page 57?


Pro Forma Contractual Obligations and Commercial Commitments, page
57
45. Please revise your pro forma table of contractual obligations to include interest payments on variable rate indebtedness. You should also include a footnote explanation of the interest rate used in the calculation and the basis for your assumptions.
46. Please update your table of contractual obligations for the most recent balance sheet date presented.

Business, page 69
47. Please revise this section to include a brief discussion of the recent TTI merger and related transactions, so that investors can get a better understanding of your corporate structure. Consider a chart or other pictorial depiction of your business operations, and some discussion as to how the two businesses will be integrated as one company. For example, will TTI continue to operate essentially as an independent subsidiary of Accuride?
48. You should also consider disclosing some historical information about the background of the combined company, such as the fact that
TTI was a public reporting company that was recently privatized, and that Accuride was also a public company for several years.

Employees and Labor Unions, page 80
49. Supplementally explain to us and revise your disclosure to include a discussion of how you expect the unionization of workers at the Cuyahoga Falls, Ohio facility to effect your operating costs. Also, please expand your disclosure to indicate the progress of negotiations with the UAW and employees at your Rockford, Illinois facility, as their contract expires in the near term.

Environmental Matters, page 81
50. We note that you currently expect capital costs associated with
NESHAP to be approximately $5 million. Please tell us whether these costs have been recorded, how you have assessed the probability of these payments, and whether these have been included in the table of contractual obligations.


Principal Stockholders and Selling Stockholders, page 95
51. Please reorganize this section to comply with the separate requirements of Items 403 and 507 of Regulation S-K. We suggest that you present the disclosure in two separate sections.
52. In this regard, please revise the separate section relating to selling stockholders to include a textual discussion that describes how the selling stockholders received the shares to be offered for resale in this prospectus, any material relationship the selling stockholders have had with the company over the last three years, and include tabular disclosure of the specific number of shares to be offered for resale.
53. Please explain the business purpose of the options granted to Messrs. Keating, Murphy, Armstrong, Hamme, Taylor. On a supplemental basis, explain to us how the options will be treated pursuant to the contemplated stock split.
54. Please provide expanded disclosure on the shares issuable to Messrs. Weller and Cirar based on the "achievement of certain performance goals." Please define and explain this arrangement.

Certain Relationships and Related Party Transactions, page 99 Stockholders Agreement, page 99
55. Please disclose the share ownership requirements and provide specific disclosure on KKR and Trimaran affiliates` right to designate directors to your board and other committees.
56. Please update your disclosure to reflect whether you have entered into the Shareholder Rights Agreement. Also provide a description of that agreement and include that agreement as a filed exhibit if material.

Description of Certain Indebtedness, page 102
Restrictive Debt Covenants, page 102
57. Please revise this section to remove references to the term
"certain" and provide the intended specific reference.
58. Explain the specific restrictions to which you are subject and disclose the financial ratios and tests.
59. In greater detail, please describe the potential risks associated with default events and describe how these impact your other debt instruments.

Underwriting, page 113
60. Please provide us with all materials that you will provide to potential purchasers of any shares in the directed share program.
61. Based on press reports, please expand disclosure to include information relating to the participation of Citigroup Global Markets, Inc. and UBS Securities LLC in your recent private placement of $275 million 81/2% Senior Subordinated Notes due 2015. See Item
508(a) of Regulation S-K.
62. We note that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Please supplementally confirm that their procedures have been cleared with us. Any electronic offer, sale or distribution should also be reflected in this section. If you become aware of any member of the underlying syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, please supplement your response.

Accuride Corporation Financial Statements as of 12/31/2003 and
9/30/2004 (Unaudited)

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-7
63. As you recognize sales upon shipment, we assume that none of your sales involve customer acceptance provisions. Please confirm, supplementally, or explain how any such provisions impact the timing of revenue recognition.
64. Please describe the specific nature and contractual terms of each of your significant customer incentive programs. Supplementally and in detail, explain exactly when and how related reserve balances are computed, recorded and classified in your financial statements, and when and how adjustments are recorded each period. Provide a schedule of activity for each related reserve account during each period for which an income statement has been presented. Provide similar information and schedules for significant customer incentive programs offered by TTI. We may have further comments upon review of your response.

Inventories and Supplies, page F-7
65. Please revise your policy note related to inventories to include a discussion of how you calculate your reserve for excess and obsolete inventory.


Supplies, page F-7
66. Supplementally explain to us how "inventories" and "supplies" differ. Also, if your process for determining excess and obsolete items differs between these two categories, please expand your disclosure to clarify this difference.

Income Taxes, page F-9
67. Please revise your discussion of policies related to Income
Taxes
to address how you assess the need for a valuation allowance on your deferred tax assets.

Note 2. Recapitalization of Accuride Corporation, page F-15
68. We see that a recapitalization occurred in fiscal 1998. You recorded the related tax effects of changes in the tax bases of assets and liabilities in equity in that period. Please tell us more about the events and circumstances that arose in fiscal 2002, causing management to conclude that an additional $27.1 million should be recognized in equity as an adjustment to the recapitalization. Provide supplemental support for the nature, amount and timing of this adjustment.

Note 6. Property, Plant, and Equipment Held for Sale, page F-17
69. We note that you have reclassified various assets previously classified as held-for-sale to assets held and used. Please confirm to us that you have recorded these assets at the lower of their carrying value before they were classified as held for sale, net of depreciation incurred had they been held and used the entire time, and the fair value at which they were recorded at the time of reclassification. Refer to the guidance in paragraph 38 of SFAS 144.

Note 10. Income Taxes, page F-26
70. You have disclosed in various places in your filing that not all net operating loss carryforwards may be realizable subsequent to the merger due to changes in control. Please explain to us how you have considered the valuation of your net operating loss carryforwards in light of the probable merger. Include in your explanation why you believe an adjustment of your deferred tax asset for such reasons in your pro forma balance sheet and income statement would not be appropriate. If you do not believe the impact will be material, please provide numerical support for your conclusion.

Note 11. Stock Purchase and Option Plan, page F-29
71. We note from your disclosure that you offered eligible employees the opportunity to exchange performance options with an exercise price over $5,000 per share that vested in 2001 or 2002 for new options with an exercise price of $1,750. Supplementally explain to us how you have accounted for this apparent repricing. Refer to the guidance in APB 25 and SFAS 123. We may have further comment on your response.

Note 13. Contingencies, page F-30
72. As discussed in SFAS 5 and in SAB Topic 5-Y, Interpretive Response to Question 2, if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decisions to buy or sell your securities, additional disclosure is required. Please consider whether additional disclosures may be appropriate in these circumstances and revise or advise.

Note 14. Segment Reporting, page F-30
73. You state that you are one of the largest and most diversified manufacturers and suppliers of commercial vehicle components in North
America. Your products include wheels, seating assemblies and truck body and chassis parts. You sell in the OEM market and in the aftermarket. You track operating metrics on a weekly and monthly basis and performance is tied to annual compensation. In view of these facts, provide detailed support for your conclusion that you operate in one business segment. In addition, supplementally identify and quantify your reporting units. We may have further comments upon review of your response.

Note 24. Subsequent Event, page F-69
74. We note from the disclosure on page F-54 that dividends on the Series E preferred stock are payable in shares, and that accrued dividends at the transaction date totaled $11.2 million in liquidation preference, or 11,200 shares at a liquidation value of $1,000 per share. Please explain to us how you determined the number of shares that were exchangeable into Accuride shares, who the "non-accredited shareholders" are, why they received cash, and how much cash they received. Please also provide us with your calculation for the conversion of all series of preferred stock (A, C, D, E).
75. We note that an additional 3% ownership interest will be given to the stockholders of TTI on achievement of certain performance goals.
Supplementally explain to us and expand your disclosure to include a discussion of how these shares will be allocated.


Part II
76. According to press reports, you completed the sale of $275 million in aggregate principal amount of your 8 1/2% Senior Subordinated Notes due 2015 in a private placement transaction led by
Lehman Bros. and two of your underwriters. Please disclose this transaction, stating the grounds for your reliance on the exemption from registration as well as the detailed facts supporting your reliance.

Closing

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Amy Geddes at (202) 824-2885, or Margery Reich at (202) 942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert at (202) 942-2931 or me with any other questions.

      				Sincerely,



      				Sara Dunton
							Branch Chief




??

??

??

??

John R. Murphy
Accuride Corporation
February 8, 2005
Page 15